Exhibit (d)-(12)

FIRST OFFER ACCEPTANCE notice

Ignition Growth Capital I, L.P.

2101 4th Ave

Suite 2300

Seattle, WA 98121-2317

Attn: Jon Anderson

Email: jon@igncap.com

and

Ignition Growth Capital Managing Directors Fund I, L.P.

2101 4th Ave

Suite 2300

Seattle, WA 98121-2317

Attn: Jon Anderson

Email: jon@igncap.com

May 2, 2018

Re: First Offer Acceptance Notice

Dear Sirs,

Reference is made to the Third Amended and Restated Investors’ Rights Agreement, dated December 11, 2013 (the “Rights Agreement”) by and among eHi Auto Services Limited (the “Company”), Mr. Ruiping Zhang and the Investors defined therein. Terms used but not otherwise defined in this letter shall have the same meaning as in the Rights Agreement.

Pursuant to Section 3.7(b) of the Rights Agreement, for a period of ten (10) days after the date on which we receive your Notice of Proposed Sale of Shares of the Company, dated as of April 23, 2018 (the “First Offer Notice”), we shall have the right to purchase all, but not less than all of the 37,501 Class A Common Shares, par value US$0.001 per share, 6,187,197 Class B Common Shares, par value US$0.001 per share, and 533,885 American Depositary Shares (“ADS”), each representing two Class A Common Shares, of the Company offered in the First Offer Notice (the “Offered Shares”).

In response to the First Offer Notice, we hereby exercise our Right of First Offer Right and agree to purchase all of the Offered Shares at a purchase price of no less than US$13.50 per ADS under the same terms and conditions as set out in the First Offer Notice, subject to finalization and execution of definitive transaction documents.

Yours faithfully,

For and on behalf of
Ctrip Investment Holding Ltd.

/s/ Cindy Xiaofan Wang
Name: Cindy Xiaofan Wang
Title: Director